

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Neil Klompas
Chief Financial Officer
Zymeworks Inc.
1385 West 8 th Avenue
Suite 540
Vancouver, BC
V6H 3V9

   Re: Zymeworks Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed February 24, 2021
     File No. 001-38068

Dear Mr. Klompas:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences